SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Brekford International Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

106787 10 4

(CUSIP Number)

December 31, 2008

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

Rule 13d-1(c)

X	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 106787 10 4	13G/A	Page 2 of 5 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) C.B. Brechin
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 11,730,500
	6	SHARED VOTING POWER N/A
	7	SOLE DISPOSITIVE POWER 11,730,500
	8	SHARED DISPOSITIVE POWER N/A
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,730,500
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.47%
12		TYPE OF REPORTING PERSON* IN

CUSIP No. 106787 10 4	13G/A	Page 3 of 5 Pages

Item 1.

(a)

Name of Issuer: Brekford International Corp.

(b)

Address of Issuer’s Principal Executive Offices:

7020 Dorsey Road, Suite C

Hanover, MD 21076

Item 2.

(a)

Name of Person Filing:  Chandra (C.B.) Brechin

(b)

Address of Principal Business Office or, if none, Residence:

c/o Brekford International Corp.

  7020 Dorsey Road, Suite C

  Hanover, MD 21076

(c)

Citizenship:  United States

(d)

Title of Class of Securities:  Common Stock, par value $.0001 per share.

(e)

CUSIP Number:  106787 10 4

Item 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the
Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________.

CUSIP No. 106787 10 4	13G/A	Page 4 of 5 Pages

Item 4.

Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:  11,730,500

(b)

Percent of class: 18.47%

(c)

Number of shares as to which the person has:

(i)

Sole power to vote or to direct the vote: 11,730,500

(ii)

Shared power to vote or to direct the vote:  N/A

(iii)

Sole power to dispose or to direct the disposition of:  11,730,500

(iv)

Shared power to dispose or to direct the disposition of:  N/A

Instruction.  For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [   ].

N/A

Instruction: Dissolution of a group requires a response to this item.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8.

Identification and Classification of Members of the Group.

N/A

Item 9.

Notice of Dissolution of Group.

N/A

Item 10.

Certification

N/A

CUSIP No. 106787 10 4	13G/A	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2009

By:	/s/ C.B. BRECHIN
C.B. BRECHIN